Morgan

The Morgan Crucible Company plc

Quadrant, 55-57 High Street,
Windsor, Berkshire SL4 1LP
Telephone: 01753 837000
Telefax: 01753 850872
www.morgancrucible.com

20th March 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SUPPL

Re: The Morgan Crucible Company plc – File No. 82-3387

Ladies and Gentlemen:

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of The Morgan Crucible Company plc (the 'Company'), File No.82-3387.

Such material shall not be deemed to be 'filed' with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the 'Act').

The furnishing of any such material shall not constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,

Paul Andrew Boulton
Company Secretary

Enclosure

Registered Office as above
Registered in England No 286773

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Transaction in Own Shares
Released	17:19 19-Mar-07
Number	2535T

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc announces that on 19 March 2007 it purchased for cancellation from JPMorgan Cazenove Limited 100,000 ordinary shares at an average price of 274.89 pence per share.

Accordingly, upon settlement of the above transaction, The Morgan Crucible Company plc's capital consists of 288,505,142 25p ordinary shares with voting rights, and 437,281 cumulative preference shares (125,327 5.5% cumulative first preference shares of £1.00 each and 311,954 5% cumulative second preference shares of £1.00 each), with no voting rights, save in specified limited circumstances.

Therefore, the total number of shares with voting rights in The Morgan Crucible Company plc is 288,505,142.

The above figure 288,505,142 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, The Morgan Crucible Company plc under the FSA's Disclosure and Transparency Rules.

Enquiries
The Morgan Crucible Company plc 01753 837 000
Paul Boulton

END

END

Close

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Holding(s) in Company
Released	12:25 20-Mar-07
Number	3027T

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

TR-1 [i] : NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached [ii] :	Morgan Crucible Company plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Implementation of Transparency Directive	x
3. Full name of person(s) subject to the notification obligation [iii] :	AEGON UK Group of Companies
4. Full name of shareholder(s) (if different from 3.) [iv] :	
5. Date of the transaction (and date on which the threshold is crossed or reached if different) [v] :	
6. Date on which issuer notified:	19th March 2007
7. Threshold(s) that is/are crossed or reached:	
8. Notified details:	

A: Voting rights attached to shares	
Class/type	**Situation previous**

of shares if possible using the ISIN CODE	to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
			Direct	Direct x	Indirect xi	Direct	Indirect
GB0006027295	n/a	n/a	13,613,713	13,613,713	-	4.72%	0.00%

B: Financial Instruments

Resulting situation after the triggering transaction xii				
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period/ Date xiv	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
13,613,713	4.72%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

AEGON UK Group of companies – parent undertaking of:

AEGON Asset Management UK plc

AEGON Investment Management UK ltd.

AEGON ICVC

Proxy Voting:	
10. Name of the proxy holder:	AEGON UK Group of Companies

11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	AEGON UK Group of Companies consists of: AEGON Asset Management UK plc AEGON Investment Management UK ltd AEGON ICVC
14. Contact name:	Miranda Beacham
15. Contact telephone number:	0131 549 3460

ANNEX NOTIFICATION OF MAJOR INTERESTS IN SHARES [XVI]

A: Identity of the person or legal entity subject to the notification obligation	
Full name (including legal form for legal entities)	AEGON Asset Management UK plc
Contact address (registered office for legal entities)	AEGON House, 3 Lochside Avenue, Edinburgh Park, Edinburgh, EH12 9SA
Phone number	0870 60 90 101
Other useful information (at least legal representative for legal persons)	Ian G Young, Company secretary, 0131 549 6398

B: Identity of the notifier, if applicable [xvii]	
Full name	Miranda Beacham
Contact address	AEGON House, 3 Lochside Avenue, Edinburgh Park, Edinburgh, EH12 9SA
Phone number	0131 549 3460
Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation)	

C: Additional information

END

Close

Regulatory Announcement

Go to market news section

Company	Morgan Crucible Co PLC
TIDM	MGCR
Headline	Director/PDMR Shareholding
Released	16:13 20-Mar-07
Number	3431T

ISSUER	FILE NO.
The Morgan Crucible Company plc	82-3387

The Morgan Crucible Company plc

The Company was informed on 19th March 2007 that the Trustees of The Morgan General Employee Benefit Trust ("the Trust") had transferred 26,885 Ordinary shares out of the Trust in satisfaction of the exercise of share options previously granted by the Company under its Sharesave Scheme 2004.

Following this transfer of shares out of the Trust, the Trust holds a total of 10,073,899 Ordinary shares representing 3.49% of the share capital of the Company. The class of discretionary beneficiaries for whom the Trust holds such shares consists of employees of the Company including executive directors, Mark Robertshaw, Kevin Dangerfield and Mark Lejman. Under the provisions of Schedule 13 of the Companies Act 1985 these directors are deemed to be beneficially interested in all of such shares held by the Trust.

END

Close

END